Exhibit (e)

BBR ALO FUND, LLC
DIVIDEND REINVESTMENT PLAN

BBR ALO Fund, LLC (the "Fund") has adopted a dividend reinvestment plan (the "Plan") pursuant to which distributions of dividends and capital gains ("Dividends") paid by the Fund will be automatically reinvested in additional shares of limited liability company interests of the Fund ("Shares") by UMB Fund Services, Inc., as agent of the Plan (the "Plan Agent"), unless an investor "opts out" (elects not to reinvest in Shares). A shareholder that elects not to participate in the plan will receive Dividends in cash, paid by the Plan Agent, as Dividend disbursing agent, directly to the shareholder's account, which will be the same account from which investments and any other payments required as a condition to the shareholder's investment in the Fund will be made by the shareholder. Even if a shareholder does not participate in the Plan, however, the Fund will have the ability to declare a large portion of Dividends in Shares instead of in cash.

The Plan Agent serves as agent for the Fund's shareholders in administering the Plan. After the Fund declares a Dividend, the Plan Agent will, as agent for the shareholders, distribute newly-issued Shares on behalf of the participants. The number of Shares to be issued will be computed at a per share rate equal to the NAV per Share on the Dividend payment date.

Participants in the Plan may withdraw from the Plan at any time by contacting BBR Partners, LLC, the Fund's investment adviser ("BBR"), at (212) 313-9870. Such withdrawal will be effective immediately if received not less than ten days prior to a Dividend record date; otherwise, it will be effective for all subsequent Dividends.

The Plan Agent's fees for the handling of reinvestment of Dividends will be paid by BBR. The automatic reinvestment of Dividends will not relieve participants of any income tax that may be payable or required to be withheld on such Dividends.

The Fund reserves the right to amend or terminate the Plan at any time. All correspondence concerning the Plan should be directed to BBR at (212) 313-9870.

Approved: April 21, 2020